

03051784

ITED STATES
...D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.....	12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2002 (MM/DD/YY) AND ENDING May 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Max International Broker/Dealer Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Maiden Lane, Suite 503
(No. and Street)

New York,	N.Y.	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Isolano (212) 809-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One,	Iselin,	N.J.	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Isolano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Max International Broker/Dealer Corp., as of May 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to Before me on 29th Day of July, 2003

Signature

Title

Notary Public

Takako Yamamoto
Notary Public State of New York
Registration # 02YA6085819
Qualified in New York County
Commission Expires 01/06/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

75 MAIDEN LANE, STE 901 • NEW YORK, NY • 10038
PHONE: 212-809-3267 • FAX: 212-809-3280
NASD * SIPC

MAX INTERNATIONAL BROKER DEALER CORP.

AUDITED FINANCIAL STATEMENTS

MAY 31, 2003

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP
Certified Public Accountants

MAX INTERNATIONAL BROKER DEALER CORP.

FINANCIAL STATEMENTS

MAY 31, 2003

TABLE OF CONTENTS

Facing Page/Oath or Affirmation	1-2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Shareholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supporting Schedules:	
Computation of Net Capital Rule 15c-3-1 of The Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c-3-3	12
Supplementary Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Security and Exchange Commission	13-14

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP

Certified Public Accountants

517 Route One
Iselin, NJ 08830
732 . 855 . 9600
FAX 732 . 855 . 9559

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.:

We have audited the accompanying statement of financial condition of **Max International Broker Dealer Corp.** (the "Company") as of May 31, 2003, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2003, and the results of its operations and its cash flows for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 14 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Acquavella, Chiarelli, Shuster & Co. LLP

Iselin, NJ
July 23, 2003

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

ASSETS

Cash and cash equivalents	$111,456
Deposit with clearing firm	100,000
Receivable from clearing broker	320,292
Property and equipment at cost, less accumulated depreciation of $26,634	7,173
Other assets	17,765
Total assets	$556,686

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Bank credit line	$ 10,823
Accounts payable and accrued expenses	275,591
Income taxes payable	51,805
Total liabilities	338,219
Shareholders' equity:	
Common stock $0.2075 par value, 200,000 shares authorized, 117,000 shares issued, 18,000 outstanding	24,278
Additional paid-in capital	11,425
Retained earnings	203,307
Less: Common stock in treasury, 99,000 shares, at cost	(20,543)
Total shareholders' equity	218,467
Total liabilities and shareholders' equity	$556,686

The accompanying notes are an integral part of these financial statements.

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED MAY 31, 2003

Revenues:	
Commission income	$1,372,962
Other income	111,972
Error income and order flow income	89,359
Total revenues	1,574,293
Expenses:	
Employee compensation	487,376
Rent and occupancy costs	176,945
Clearance charges	133,315
Travel and entertainment	85,008
Office supplies and expenses	84,787
Commission expense	76,604
Consulting fees	74,770
Professional fees	58,518
Insurance	36,062
Regulatory and registration fees	35,309
Customer bad debts and error expense	35,218
Tickers and quotes	34,788
Payroll taxes	33,954
Customer arbitrations	33,000
Temporary labor	24,007
Employee fringe benefits	20,396
Postage and delivery	10,761
Depreciation	10,072
Advertising	5,435
Business gifts and contributions	5,239
Interest	1,698
Total expenses	1,463,262
Income from operations	111,031
Other income	23,397
Income before provision for income taxes	134,428
Provision for income taxes	54,448
Net income	$ 79,980

The accompanying notes are an integral part of these financial statements.

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MAY 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury	Total
Balances June 1, 2002	$24,278	$11,425	$123,327	($20,543)	$138,487
Add: Net income			79,980		79,980
Balances May 31, 2003	$24,278	$11,425	$203,307	($20,543)	$218,467

The accompanying notes are an integral part of these financial statements.

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2003

OPERATIONS:	
Net income	$ 79,980
Adjustments needed to reconcile to net cash provided by operations:	
Depreciation and amortization	10,072
Change in current assets and liabilities:	
Increase in commission receivable from broker	(259,659)
Decrease in other assets	18,976
Increase in accounts payable and accrued expenses	179,064
Increase income taxes payable	44,697
Net cash provided by operations	73,130
INVESTING ACTIVITY	
Purchase of office equipment	(4,002)
Net cash used for investing activity	(4,002)
FINANCING ACTIVITY:	
Proceeds of bank loan, net	10,823
Net cash provided by financing activities	10,823
Increase in cash and cash equivalents	79,951
Cash and cash equivalents at June 1, 2002	31,505
Cash and cash equivalents at May 31, 2003	$111,456

Supplementary disclosure of cash flow information:

Income taxes paid - taxes paid during the year amounted to $9,751

Interest paid - interest paid during the year amounted to $1,698

The accompanying notes are an integral part of these financial statements.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2003

1. **Organization and Nature of Business**

Max International Broker Dealer Corp. (the "Company") began doing business as a registered broker-dealer in securities in April 1999. In this capacity, the Company executes both principal and agency transactions for itself and its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company did not have any long positions at the end of the year. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. **Summary of Significant Accounting Policies**

a) Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

b) Depreciation and Amortization

Furniture and equipment are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the related assets.

c) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. **Deposit with Clearing Firm**

The deposit with clearing firm consists of shares of money-market funds.

4. **Receivable from Clearing Broker**

The receivable from clearing broker is from commissions earned and is unsecured. Interest is paid on funds on deposit at fluctuating rates.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2003

5. **Property and Equipment, Net**

Property and equipment consist of the following:

Computer equipment	$19,405
Telephone equipment	14,402
	33,807
Less: Accumulated Depreciation	(26,634)
	$ 7,173

Depreciation expense for the year ended May 31, 2003 is $10,072.

6. **Provision for Income Taxes**

The provision for income taxes consists of the following:

Federal	$30,546
State	11,567
Local	12,335
	$54,448

7. **Rule 15c3-3**

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(a) in that the Company carries no margin accounts, promptly transmits all customer refunds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2003 the Company had net capital of $193,529, which was $93,529 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.75 to 1 and was in compliance.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2003

9. **Concentrations of Credit Risk**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2003, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

10. **Commitments**

The Company leases office space under two sublease agreements with a related party expiring in 2012. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

Year ended May 31,	
2004	$ 87,604
2005	90,346
2006	93,175
2007	96,093
2008	99,109
Thereafter	404,619
	$870,946

Rent expense for the year ended May 31, 2003 was $82,738.

11. **Other Income**

Included in other income is grant income of $21,576 made to the Company as a result of the September 11, 2001 terrorist attacks on the World Trade Center and interest income of $1,821.

MAX INTERNATIONAL BROKER DEALER CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MAY 31, 2003

Credits	
Total shareholders' equity	$218,467
Debits	
Non allowable assets	(24,938)
Net capital	193,529
Minimum net capital requirement	(100,000)
Excess Net Capital	$ 93,529
Ratio of aggregate indebtedness to net capital	1.75 to 1

No material differences exist between the above computation and the Company's corresponding unaudited amended focus Form X-17A-5 Part IIA filing.

MAX INTERNATIONAL BROKER DEALER CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c-3-3

FOR THE YEAR ENDED MAY 31, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c-3-3. Accordingly, there are no items to report under the requirements of this Rule.

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP

Certified Public Accountants

517 Route One
Iselin, NJ 08830
732 . 855 . 9600
FAX 732 . 855 . 9559

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITY AND EXCHANGE COMMISSION

To the Shareholders and Board of Directors of **Max International Broker Dealer Corp.**:

In planning and performing our audit of the financial statements of **Max International Broker Dealer Corp.** (the "Company") for the year ended May 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structures.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and for determining compliance with the provisions of rule 15c-3-3. We did not review the practices and procedures followed by the Company, (i) in making quarterly securities examinations, counts, verifications, and comparisons; (ii) in the recordation of differences required by rule 17a-13; and (iii) complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at May 31, 2003, to meet the Securities and Exchanges Commission's objectives.

This report recognizes that it is not practicable in an organization the size of **Max International Broker Dealer Corp.** to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster & Co. LLP

Iselin, New Jersey
July 23, 2003